FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2007

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 35

500 Bourke Street

MELBOURNE   VICTORIA   3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Appendix 4D

National Australia Bank Limited

Half year consolidated report

For the six months ended 31 March 2007

National Australia Bank Limited ABN 12 004 044 937 (the ‘Company’)

A reference in this Appendix 4D to the ‘Group’ is a reference to the Company and its controlled entities.

This half year consolidated report is given to Australian Stock Exchange Limited (ASX) under Listing Rule 4.2A.

This half year consolidated report is to be read in conjuction with the annual financial report 2006.

All currency amounts are expressed in Australian dollars unless otherwise stated.

References in this document to the March 2007 half year are references to the six months ended 31 March 2007.

Other six month periods are referred to in a corresponding manner.

Results for announcement to the market

Reporting period	Previous corresponding period

6 months ended 31 March 2007	6 months ended 31 March 2006

				31 March 2007
				$m
Revenue from ordinary activities	up	8.5%	to	22,038

Profit after tax from ordinary activities attributable to members of the Company	up	7.1%	to	2,136

Net profit attributable to members of the Company	up	7.1%	to	2,136

Dividends

Franked
	Amount	amount
	per	per
	share	share
Interim dividend	87 cents	90%

Record date for determining entitlements to the interim dividend		7 June 2007

Net profit attributable to members of the Company has increased 7.1% to $2,136 million for the six months ended 31 March 2007.

Performance reflects a range of factors including good revenue growth and cost control in the current period, with the comparison to the previous corresponding period being impacted by one off income as a result of reforms made to the UK defined benefit funds.

The increase in revenue is primarily due to growth in interest income.

National Australia Bank Limited

ABN 12 004 044 937

TABLE OF CONTENTS

Report of the Directors	4
Consolidated Income Statement	19
Consolidated Balance Sheet	20
Consolidated Statement of Recognised Income and Expense	21
Consolidated Cash Flow Statement	22
Notes to the Financial Report
1. Principal Accounting Policies	24
2 Segment Information	25
3. Income	26
4. Operating Expenses	27
5. Income Tax Expense	28
6. Dividends and Distributions	29
7. Net Tangible Assets	29
8. Loans, Advances & Acceptances	30
9. Doubtful Debts	33
10. Asset Quality	34
11. Deposits & Other Borrowings	36
12. Contributed Equity and Reserves	38
13. Notes to the Cash Flow Statement	41
14. Contingent Liabilities and Commitments	43
Directors’ declaration	45
Independent review report	46
Supplementary information
Capital Adequacy	47

REPORT OF THE DIRECTORS

The directors of National Australia Bank Limited (hereinafter referred to as the ‘Company’) present their report, together with the financial statements of the Group, being the Company and its controlled entities, for the half year ended 31 March 2007.

In this report, the period commencing 1 October 2006 and ending 31 March 2007 is referred to as the “March 2007 half”  and other half year periods are referred to in a corresponding manner.

The directors of the Company have a significant responsibility with respect to the integrity of external reporting.  This involves reviewing and monitoring, with the assistance of the Audit Committee and management, the processes, controls and procedures which are in place to maintain the integrity of the Group’s financial statements.  Further details of the role of the Board of Directors and its Committees can be found in the Corporate Governance section of the Group’s 2006 Annual Financial Report or on the Group’s website www.nabgroup.com

Directors

Directors in office at the date of this report are:

Michael A Chaney
Chairman since September 2005 and Director since December 2004

Patricia A Cross
Director since December 2005

Peter JB Duncan
Director since November 2001

Ahmed Fahour
Director since October 2004

Daniel T Gilbert
Director since September 2004

Thomas (Kerry) McDonald
Director since December 2005

Paul J Rizzo
Director since September 2004

Jillian S Segal
Director since September 2004

John M Stewart
Director since August 2003. Managing Director and Group Chief Executive Officer since February 2004

John G Thorn
Director since October 2003

Geoffrey A Tomlinson
Director since March 2000

Michael J Ullmer
Director since October 2004

G Malcolm Williamson
Director since May 2004

Rounding of Amounts

Pursuant to Class Order 98/100 made by the Australian Securities and Investments Commission on 10 July 1998, the Company has rounded off amounts in this report and the accompanying financial statements to the nearest million dollars, except where indicated.

Review of Operations and Group Results

Profit before Income Tax Expense

Group profit before income tax expense increased 9.5% to $4,032 million from the September 2006 half, and increased 12.2% from the March 2006 half.

Net Profit attributable to members of the Company

Financial performance – movement on September 2006 half

Net profit attributable to members of the Company of $2,136 million for the half year ended 31 March 2007, decreased $262 million or 10.9% compared with the half year ended 30 September 2006. This result was largely impacted by the one-off items set out below. Taking these items into account, net profit improved during the March 2007 half.

The September 2006 half year result included the impacts of the accounting profit after tax of $171 million on the sale of the Group’s Custom Fleet business, accounting loss after tax of $63 million on the sale of the

Group’s MLC Asia businesses and $117 million earnings up to their dates of sale of 31 July 2006 and 8 May 2006 respectively.

The above performance included:

•                  Net interest income increased by $289 million or 6.4%. This reflects lending and deposit growth and the maintenance of the overall Group net interest margin, which increased 2 basis points to 2.33%.

•                  Net life insurance income increased by $557 million reflecting strong equity market conditions globally, particularly Australian equity markets.

•                  Gains less losses on financial instruments at fair value decreased by $11 million or 4.1% mainly due to reduced trading income from securities and derivatives of $44 million, offset by a $35 million increase in net fair value movements of assets and liabilities at fair value and the derivatives matched against them, plus the impact of hedge ineffectiveness.

•                  Other operating income decreased by $348 million or 15.3% to $1,925 million.  Excluding the impact of the disposed entities from the September 2006 half, other operating income decreased by $102 million or 5.0% primarily reflecting:

•                  decreases in: Profit on sale of property, plant and equipment and other assets of $26 million and Investment management fees of $25 million and increased losses on Revaluation of exchangeable capital units of $107 million; offset by

•                  an increase in Fees and commissions of $88 million.

•                  Operating expenses decreased by $52 million or 1.4% to $3,643 million.  Including the ongoing costs of the Group’s defined benefit pension plans in the September 2006 half (refer to note 3) operating expenses decreased by $66 million or 1.8%.  Excluding the impact of disposed operations from the September 2006 half, operating expenses were held broadly flat, decreasing by $18 million or 0.5%.  This is driven by:

•                  decreases in: Other general expenses of $58 million, Professional fees of $44 million, and Fees and commissions expense of $10 million due to cost control and efficiency initiatives;

•                  decreased Depreciation on leased vehicle assets of $33 million due to cessation of depreciation on assets classified as held for sale; offset by

•                  an increase in Personnel expenses of $165 million (8.5% growth), driven by EBA increases, an increase in the number of staff and higher performance based remuneration.

•                  Charge to provide for doubtful debts increased by $54 million or 16.1% to $390 million. The increase was primarily due to deterioration identified in specific consumer segments in Australia, volume growth and a reduction in the level of write backs.

Financial performance – movement on March 2006 half

Net profit attributable to members of the Company of $2,136 million for the half year ended 31 March 2007, increased by $142 million or 7.1% compared with the half year ended 31 March 2006.

The March 2006 half year result included one off income of $270 million after tax in respect of past service revenue arising out of reform made to the UK defined benefit pension fund, offset by an on-going expense of the Group’s UK defined benefit plans of $38 million after tax.

Excluding these items net profit for the half year ended 31 March 2007 increased $374 million or 21.2% compared with the half year ended 31 March 2006.

The above performance included:

•                  Net interest income increased by $591 million or 14.1%.  This reflects lending and deposit growth and the maintenance of the overall Group net interest margin, which increased by 2 basis points to 2.33%.

•                  Net life insurance income increased by $226 million or 25.9% reflecting strong equity market conditions globally, particularly Australian equity markets.

•                  Gains less losses on financial instruments at fair value increased by $54 million or 26.6% mainly due to higher net fair value movements of assets and liabilities at fair value and the derivatives matched against them, plus the increased hedge ineffectiveness of $161 million, offset by reduced trading income from securities and derivatives of $114 million.

•                  Other operating income decreased by $221 million or 10.3% to $1,925 million.  Excluding the impact of the disposed entities from the March 2006 half, other operating income increased by $158 million or 8.9% primarily reflecting:

•                  increases in: Investment management fees of $55 million from wealth management activities and Loan fees from banking of $41 million, and reduced losses on Revaluation of exchangeable capital units of $77 million; offset by

•                  a decrease in and Fees and commissions of $10 million.

•                  Operating expenses decreased by $241 million or 6.2% to $3,643 million. Including the ongoing costs of the Group’s defined benefit plans of $54 million (refer to note 3), operating expenses fell $295 million or 7.5%. Excluding the impact of disposed operations, operating expenses increased $4 million or 0.1% reflecting:

•                  increased Personnel expenses of $157 million (8.0% growth) as a result of increases in performance based remuneration and EBA related increases; offset by

•                  decreases in: Charge to provide for operational risk event losses of $71 million, Other general expenses of $34 million and Depreciation on leased vehicle assets of $34 million.

•                  Charge to provide for doubtful debts increased by $120 million or 44.4% to $390 million. The increase was primarily due to the deterioration identified in specific consumer segments in Australia and the United Kingdom from the March 2006 half, and a return to normal provisioning levels.

Average Interest Earning Assets

Volumes by Division

	Half year to			Fav/ (Unfav) Change on Sep 06
Average interest-earning assets including disposed operations	Mar 07 $m	Sep 06 $m	Mar 06 $m	%	Ex FX %(1)
Australian Banking	222,826	209,078	194,533	6.6	6.6
UK Region	63,283	55,260	48,312	14.5	10.9
New Zealand Region	34,032	31,893	31,525	6.7	6.1
nabCapital	145,348	140,707	135,613	3.3	2.5
Other (2)	(53,268)	(49,676)	(45,863)	(7.2)	(3.5)
Group average interest-earning assets	412,221	387,262	364,120	6.4	6.1

(1)       Change expressed at constant foreign exchange rates.

(2)       Other includes the Wealth Management and Asia regional operations, Group Funding, Corporate Centre and Inter-divisional eliminations.

Average interest-earning assets increased $24,959 million, or 6.4% on the September 2006 half year.  This was driven primarily by a $22,741 million increase in loans and advances and $4,480 million in bill acceptances.

Adjusting for disposed operations, average interest-earning assets increased $25,141 million, or 6.5% on the September 2006 half year.  Key factors contributing to this outcome were:

•                  Australian Banking average business lending increased 10.7% on the September 2006 half year, whilst growth in mortgage volumes slowed to 3.1%, particularly in the broker channel;

•                  Average housing loans in UK Region increased 9.3% at constant exchange rates on the September 2006 half year, largely driven by the growing momentum of the Financial Solutions Centres and the continued growth of the Third Party Distribution channel.  Average business lending volumes grew 12.6% at constant exchange rates, whilst credit cards and personal loans declined 1.3% over the half;

•                  In New Zealand’s intensely competitive market, average mortgage and business lending increased by 6.0% and 6.2% respectively, at constant exchange rates on the September 2006 half year; and

•                  nabCapital’s average core lending (which includes loans at amortised cost and fair value) increased 4.2% on the September 2006 half year due to the growth in origination activity in higher yielding businesses.

Bill acceptances increased $4,480 million, or 11.2% as business customers continued to favour this product due to favourable pricing and flexibility.

Net Interest Margin

Group net interest margin increased 2 basis points to 2.33% on both the September 2006 and March 2006 half years.

Excluding disposed operations in previous periods, Group net interest margin remains flat on the both the September 2006 and March 2006 half years.

Segment net interest margin movements on the September 2006 half year, on an ongoing basis are summarised as follows:

•                  Australian Banking margin increased by 2 basis points, with higher deposit margins due to pricing, offset by lending margin contraction and portfolio mix impacts (mainly deposits);

•                  UK Region margin declined by 25 basis points and reflects the planned shift from higher margin credit card and personal lending to lower margin products;

•                  NZ Region margin remained steady over the half.  The benefit of the recent 25 basis points rise in the Official Cash Rate on deposit margins has been offset by lower lending product margins and an increased reliance on wholesale funding;

•                  nabCapital’s margin increased by 3 basis points due to increased lending to higher yielding businesses and was partly offset by lower income in Markets as a result of the Group’s reduced level of short term funding requirements; and

•                  Group Funding’s net interest income has remained flat compared to the September 2006 half, with increased capital returns offset by increased capital benefit distributed to regions.

As a result, on a weighted basis, the key contributors to the Group’s 2 basis point net interest margin increase were Australian and New Zealand Regions due to strong volume growth at steady margins in the March 2007 half year and the sale of Custom Fleet in the September 2006 half year, offsetting the managed reduction of UK Region margins.

Asset Quality

Summary

•                  Sound lending growth continues, broadly in line with system growth over the period.

•                  Underwriting standards have been maintained with themed credit portfolio reviews & portfolio stress testing being undertaken in each region on an ongoing basis.

•                  Globally, softer economic conditions that emerged in the September 2006 half are continuing.

•                  Increased delinquencies in the Australian region in home loans and personal credit continue to be actively managed.  UK region personal credit delinquencies have stabilised in the face of industry wide bankruptcies during the period.

•                  The level of business lending specific provision charge, while increasing continues to remain at cyclically low levels with no new nabCapital specific provisions charges in the March 2007 half.

•                  Bad and Doubtful Debt charge has increased by 16.1% on the September 2006 half.  This is the result of softening economic conditions and a reduction in the level of write backs in the current half. The total charge is within expectations for this point in the credit cycle.

•                  The Australian agribusiness portfolio remains robust despite the continuing drought.  The sector represents a small proportion (3.3%) of gross loans & acceptances and is generally well secured.

Growth and Asset composition

The volume of gross loans and acceptances for the Group grew by 5.7% in the March 2007 half to $366,502 million (13.7% year on year).  Sound growth was recorded in all regions.

Growth in the Australian region is reflective of initiatives undertaken during the financial year ended 30 September 2006 in Business & Private banking.  Market share leadership in the business segment is being maintained (Source: RBA Financial Aggregates/NAB – data as at March 2007).  Growth in Australian region housing loans has lagged system, the result of a slowing broker channel and subdued growth in NSW.

Growth in UK region business lending, in local currency terms, was 1.3 times business credit system growth over the past 12 months.  The integrated Financial Services distribution strategy continues to produce strong volume growth, particularly in the business credit segments.

Growth in the New Zealand region was predominantly in housing and agribusiness sectors, with business growth showing signs of a recovery late in 2006.

Against the background of this growth, softening economic conditions have seen an increase in counterparties requiring specialised review.  A comprehensive portfolio review undertaken during the March 2007 half confirmed that acceptable file management and early detection of troubled loans continues to occur, with no systemic issues evident at this time.

The Group lending portfolio composition for the March 2007 half remained in line with the September 2006 financial year end position.

Trends in the ratings of non-retail exposures and security

As foreshadowed in the September 2006 profit announcement released to the Australian Securities Exchange on 3 November 2006, the Bank has commenced measuring its loan portfolio based upon Expected Loss methodology, as part of enhancements relating to the implementation of the Basel II Capital Accord.  This methodology takes into account not only the probability of default, but also exposure at default and loss given default.  To support this approach, new models for customer risk score (probability of default) and security (loss given default) were launched in the Australian region during the 3 months to 31 December 2006.  Each model provides increased granularity with the customer risk score moving from 16 to 25 grades and security from 4 to 10 grades.  The models will be progressively implemented in the other business segments during 2007.

Based upon Expected Loss methodology, the volume of non-retail investment grade equivalent (AAA to
BBB-) exposures in the Australian region is 66.6%.  This is in line with pre-release model testing and analysis and management expectations.

The volume of non-retail investment grade equivalent (AAA to BBB-) exposures in the UK, New Zealand and nabCapital regions collectively declined by 2.2% to 78.8%, largely within nabCapital.  This reduction is in line with nabCapital’s business strategy of targeting higher yielding assets.

The Group makes accounting adjustments to equate to the expected loss methodology in order to comply with accounting standards.

The Group considers a loan to be well secured where bank security is greater than 100% of the exposure.

The proportion of non-retail portfolio well-secured facilities during the March 2007 half decreased by 1.2% to 49.0%.  The majority of this reduction occurred in the Australian region business lending portfolio and is in accordance with the Australian region’s credit setting strategy. The portfolio structure continues to be closely monitored with some increases in facilities warranting specific review.

Non Impaired Assets 90 days past due

Non impaired 90 days past due facilities consist of well-secured assets that are more than 90 days past due and portfolio-managed facilities that are not well secured and between 90 and 180 days past due.

The proportion of 90 days past due loans to gross loans and acceptances in the March 2007 half deteriorated by 2 basis points to 0.24% when compared to the September 2006 half, in part driven by seasonal factors and softening economic conditions in NSW.  The result is a 6 basis point improvement to the March 2006 half.  The volume of 90 days past due loans rose by $101 million to $865 million in the March 2007 half ($963 million in the March 2006 half).

Impaired Assets

Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due and there is sufficient doubt about the ultimate collectability of principal and interest; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred.  Unsecured portfolio managed facilities when they become 180 days past due, and loans where some concerns exist as to the ongoing ability of the borrowers to comply with the present loan repayment terms, are classified as impaired assets.

The ratio of gross impaired assets to gross loans and acceptances remained relatively stable, at 0.29% compared to 0.30% in the September 2006 half (0.31% in the March 2006 half).

Gross impaired assets increased $14 million in the March 2007 half to $1,071 million ($984 million in the March 2006 half).  Excluding the impact of the exit of one large nabCapital exposure, gross impaired assets increased by $202 million during the March 2007 half year.  The increases were in the Australian region ($141 million, predominantly well secured), attributable to economic conditions being experienced in NSW; the UK region ($42 million), the movement being in line with longer run average impaired asset ratios; and New Zealand region ($24 million), with a single well secured exposure contributing to the majority of the increase.  There were no new impaired assets added in nabCapital during the current half year.

The combined level of 90 days past due and impaired assets to gross loans and acceptances has remained stable over the March 2007 half at 0.53% (0.60% in the March 2006 half).

The ratio of 90+ day delinquencies (i.e. 90 days past due and impaired retail assets) to total retail lending increased to 0.72% in the March 2007 half from 0.62% in the September 2006 half (0.63% in the March 2006 half).

Home loan delinquencies together with unsecured personal credit delinquencies in the Australian region reflect continued softening economic conditions (particularly NSW), contributing to higher 90+ day delinquencies. This position is being actively managed through improved collections processes and comprehensive portfolio reviews that commenced in the latter half of the year to 30 September 2006.

Unsecured personal credit delinquencies in the UK region have stabilised in the face of high industry wide bankruptcies. This reflects enhancements to arrears management and changes to customer scorecards (scorecards are a decision model incorporating algorithms that calculates a customer risk score, the outcome of which is used in the credit assessment process).

The gross 12-month rolling write off rate for the Group’s retail portfolio increased slightly (one basis point) to 0.32% compared to the year ended 30 September 2006. The write off rate for housing remains negligible.

Bad & Doubtful Debt Charge

The total charge for bad and doubtful debts grew by $54 million (16.1%) to $390m when compared to the September 2006 half.

The majority of the total charge for the March 2007 half relates to the retail credit portfolios, which is consistent with the experience in the September 2006 half.

Growth in the charge is the result of softening economic conditions and a reduction in the level of write backs in the March 2007 half. The total charge is within expectations for this point in the credit cycle.

Consistent with the year to 30 September 2006, the charge for the Group remains at historically low levels.

The increase in the specific provision charge reflects lower write backs in the business portfolio and none in nabCapital.

The increase in the collective provision charge over the March 2007 half reflects strong business credit growth across the Group, together with deteriorating trends within the Australian retail banking segment.  New Zealand region charge levels are relatively flat on the September 2006 half.

UK region charge levels have improved with lower collective provisions in the personal loan and cards portfolios offsetting growth in the collective provision charge relating to the increase in business lending volumes.

nabCapital collective provision charge growth of $23 million mainly relates to increased exposures primarily in UK and Australia.

Net Write Offs

The proportion of net write offs to gross loans and acceptances decreased by 1 basis point ($51 million) over the March 2007 half to 0.08%. The levels of net write offs continue to be at acceptable levels for this point in the economic cycle.

The majority of the net write offs during the March 2007 half occurred in the Australian and the UK regions’ unsecured personal credit segment. Enhanced arrears management activities that commenced in the second half of the financial year ended 30 September 2006 continue to be reviewed and refined.

Provisioning coverage

The Group’s specific provision to gross impaired asset coverage for the March 2007 half improved 80 basis points to 18.2%. Total provision coverage of impaired assets also improved from 204.0% to 210.7%.

The movement of both ratios was influenced by the exit of a large exposure without specific provision in the March 2007 half, partly offset by the growth in impaired assets.

The majority of growth in impaired assets in the Australian region has been confined to NSW.  Typically these assets have been well secured housing and business loans, with only small specific provisions recorded against them.

The UK region experienced small increases in impaired assets across a broad range of customers, similarly these assets typically are well secured and require only small specific provisions.

The Group’s ratio of collective provisions to credit risk weighted assets is 0.63% and has remained stable in the March 2007 half (0.65% in the September 2006 half).

Taxation

Total income tax expense for the March 2007 half of $1,231 million, was $438 million or 55.2% higher than the September 2006 half, however was $110 million or 8.2% lower than the March 2006 half.  This reflects movements in the taxation expense attributable to the statutory funds of the life insurance business.

The effective income tax rate excluding statutory funds attributable to the life insurance business for the March 2007 half of 29.9% compares to 28.7% for the September 2006 half and 31.2% for the March 2006 half.

There were no significant tax items during the 2006 year or during the current half that has affected the Group’s effective income tax rate excluding statutory funds attributable to the life insurance business.

The higher income tax expense for the March 2007 half compared to the September 2006 half reflects higher operating profits before tax in all of the Group’s business segments and increased tax expense attributable to the statutory funds of the life insurance business.  The income tax expense arising in the statutory funds of the life insurance business for the current half amounted to $387 million compared to an income tax benefit of $102 million during the September 2006 half.  This is mainly due to increased policyholder tax expense reflecting growth in policyholder investment earnings in the March 2007 half compared to the September 2006 half.  The quantum of income tax expense attributable to the statutory funds of the life insurance business is also impacted by Wealth Management products and activities, to which a wide range of tax rates are applied.

The lower income tax expense for the March 2007 half compared to the March 2006 half was also as a result of the significant variability that occurs in the policyholder tax expense that is included in the Group’s total tax expense.

For details of the Group’s contingent tax liabilities refer to note 14 of the Financial Report.

Balance Sheet

Total assets at 31 March 2007 increased to $508,835 million from $484,785 million at 30 September 2006 and $459,213 million at 31 March 2006.  Excluding the impact of exchange rate movements, total assets grew $27,861 million or 5.8% during the March 2007 half.

The increase in total assets during the half was mainly driven by the growth in loans and advances (including loans accounted for at fair value), customer acceptances and life insurance business investments.

Total liabilities at 31 March 2007 increased to $479,268 million from $456,813 million at 30 September 2006 and $433,151 million at 31 March 2006.  Excluding the impact of exchange rate movements, total liabilities grew $25,228 million or 5.6% during the March 2007 half.

The increase in total liabilities during the March 2007 half was mainly driven by the growth in deposits and other borrowings (including deposits accounted for at fair value), liability on acceptances, life policy liabilities and bonds, notes and subordinated debt.

Total equity at 31 March 2007 increased to $29,567 million from $27,972 million at 30 September 2006 and $26,062 million at 31 March 2006.  The increase in total equity during the March 2007 half was primarily driven by the conversion of exchangeable capital units to ordinary shares amounting to $1,331 million, partly offset by the share buy back of $654 million, as well as an increase in retained profits amounting to $798 million, reflecting the net profit for the period less dividends and distributions paid during the half.

Further discussion on the significant movements in categories of the balance sheet follows:

Lending

	As at			Fav/(Unfav) Change on
	31 Mar 07 $m	30 Sep 06 $m	31 Mar 06 $m	Sep 06 Ex FX %	Mar 06 Ex FX %
Housing
Australia	134,237	129,423	123,860	3.7	8.4
UK	24,785	23,976	20,891	6.5	19.0
New Zealand	19,273	17,818	16,431	6.9	13.3
Asia	665	545	502	31.7	49.4
Total housing	178,960	171,762	161,684	4.5	10.4

Term lending (1)	95,077	88,477	80,663	8.4	17.6
Other lending (1)	46,513	44,724	42,805	5.7	9.3
Bill acceptances	45,952	41,726	37,266	10.1	23.3
Total lending (gross loans & acceptances)	366,502	346,689	322,418	6.3	13.5

(1)  Includes loans accounted for at fair value of $17,832 million as at 31 March 2007, $16,774 million as at 30 September 2006 and $14,396 million as at 31 March 2006. On the balance sheet, these amounts are included within other financial assets at fair value.

Housing lending has increased by $7,198 million or 4.5% (excluding foreign exchange movements) from the September 2006 half and by $17,276 million or 10.4% (excluding foreign exchange movements) from the March 2006 half.  This increase primarily reflects continued growth in residential mortgage lending across all business segments.

In Australia, housing lending increased by 3.7% from the September 2006 half and by 8.4% from the March 2006 half, reflecting the relative weakness of the New South Wales economy and a reduction in the amount of business through third party channels.  The housing lending growth reflects both variable rate products (including 100% offset accounts) as well as fixed rate-lending products as borrowers lock in interest rates during a rising interest rate environment.

In the UK, housing lending increased by 6.5% (excluding foreign exchange movements) from the September 2006 half and by 19.0% (excluding foreign exchange movements) from the March 2006 half, reflecting continued growth and maturity across the Financial Solution Centres (with the opening, upgrading and relocation of more centres over the past 12 months), strong growth in the third party distribution channel and the branch network.  The UK is continuing to successfully implement its strategy of increasing housing lending and other targeted volume growth expansion strategies, with significant growth in variable rate lending, particularly the highly promoted offset mortgages product offerings.

In New Zealand, housing lending increased by 6.9% (excluding foreign exchange movements) from the September 2006 half and by 13.3% (excluding foreign exchange movements) from the March 2006 half.  Although operating in an intensively competitive New Zealand banking environment, lending volumes grew during the March 2007 half.  This was driven by sound systems growth in fixed rate housing loans as borrowers lock in interest rates during a rising interest rate environment, and the continued success of Bank of New Zealand’s targeted home loan strategy, and other pricing initiatives and promotional campaigns.

Term lending has increased by $6,600 million or 8.4% (excluding foreign exchange movements) from the September 2006 half and by $14,414 million or 17.6% (excluding foreign exchange movements) from the March 2006 half.  Term lending volumes have grown in the Group’s business segments during the year, reflecting a combination of continued strong economic conditions in all business segments, good lending growth in Australia, continued growth and maturity in the UK across the Financial Solution Centres and New Zealand’s core strength in business banking.

Bill acceptances increased by $4,226 million or 10.1% from the September 2006 half and by $8,686 million or 23.3% from the March 2006 half year.  Excluding acceptances repurchased by the Company, volumes have grown 11.1% over the half as bill acceptances continue to be a product favoured by business customers due to favourable pricing and flexibility.

Marketable Debt Securities

Marketable debt securities (trading, available for sale and held to maturity investments) amounted to $16,870 million at 31 March 2007 and have remained relatively consistent with the balances at 30 September 2006 and 31 March 2006, of $16,621 million and $16,225 million respectively.

Life insurance business investments and life policy liabilities

Life insurance business investments increased by $4,272 million or 7.8% during the March 2007 half to $59,056 million from $54,784 million at 30 September 2006 and by $4,983 million or 9.2% from $54,073 million at 31 March 2006.  The continued increase during the March 2007 half in life insurance business investments primarily reflects continued strong equity market conditions in relevant markets, particularly Australian equity markets, as well as growth in funds under management.

The increase in life insurance business investments was largely offset by an increase in life policy liabilities as the movement in investment assets primarily reflects returns made on policyholder contributions to the investment linked businesses.  As a result, life policy liabilities have increased by $3,905 million or 8.4% to $50,380 million from $46,475 million at 30 September 2006 and by $4,034 million or 8.7% from $46,346 million at 31 March 2006.

Deposits and other borrowings

Total deposits and other borrowings (including deposits and other borrowings at fair value) increased by $2,544 million or 2.1% (excluding foreign exchange movements) during the March 2007 half to $235,443 million from $232,899 million at 30 September 2006 and by $19,137 million or 9.4% (excluding foreign exchange movements) from $216,306 million at 31 March 2006.

Total deposits (including deposits at fair value) increased by $5,998 million or 3.9% (excluding foreign exchange movements) during the March 2007 half to $213,743 million from $207,745 million at 30 September 2006 and by $23,438 million or 12.6% (excluding foreign exchange movements) from $190,305 million at 31 March 2006.

This continued increase reflects sound growth in retail deposit volumes (i.e. on-demand and short-term deposits) in all business segments, as well as term deposit growth in Australia, UK and New Zealand.  In Australia, growth has resulted from the continued success of the Business Cash Maximiser and iSaver products that were introduced in late 2005.  Growth in the UK region was primarily in retail and term deposits; this resulted from the continued expansion and maturity of the Financial Solutions Centres across South East England, and improved sales focus and pricing initiatives.  The increase in on-demand and short-term deposits and term deposits has been partly offset by a decrease in certificates of deposits and borrowings (mainly in Australia), primarily reflecting the Group’s strategy of reducing its reliance on wholesale borrowings and lengthening its debt maturity profile.

Bonds, notes and subordinated debt

Bonds, notes and subordinated debt increased by $5,732 million or 8.8% during the March 2007 half to $70,738 million from $65,006 million at 30 September 2006 and by $15,016 or 26.9% from $55,722 million at 31 March 2006.  The continued increase during the year substantially reflects the issuance undertaken to fund asset growth and strengthen the balance sheet structure.  This is achieved through utilising various debt issuance programs available to the Group.

Clydesdale Bank PLC and Bank of New Zealand have continued to issue debt under the Group’s US$75 billion global medium term program.  Issuing by these entities in their own name, unguaranteed by National Australia Bank Limited, has continued to increase the Group’s access to a diverse and liquid investor base within the global capital markets.

Capital Position

Capital ratios and risk-weighted assets are set out below:

	Target	As at
	Ratio (1)	31 Mar 07	30 Sep 06	31 Mar 06
	%	%	%	%
ACE ratio	4.25 - 5.0	5.46	5.35	5.77
Tier 1 ratio	6.25 - 7.0	7.33	7.35	8.05
Total capital ratio	10.0 -10.5	10.51	10.81	10.73

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Risk-weighted assets – credit risk	327,027	304,771	288,350
Risk-weighted assets – market risk(2)	3,430	13,552	13,474
Total risk-weighted assets	330,457	318,323	301,824

(1)  The target ACE and Tier 1 capital ratios were revised during the second half of 2006. The previous targets were ACE of 4.75% to 5.25% and Tier 1 of 7.0% to 7.5%.

(2)  APRA re-accredited the Group’s internal method to calculate the market risk component of risk-weighted assets during the March 2007 half.

Capital movements during the period

The Group’s ACE and Tier 1 ratios remain above the top end of the target ranges. The marginal decrease in the Tier 1 ratio reflected the growth in credit risk weighted assets and the impact of the on-market share buyback, offset by exchangeable capital unit (EXCAP) conversions and the return to the internal method to calculate the market risk component of risk-weighted assets. The increase in the ACE ratio reflects lower total capital deductions which do not impact Tier 1 capital. The total capital ratio was supported by subordinated debt issuance of approximately $0.5 billion by Clydesdale Bank PLC during the March 2007 half.

During the March 2007 half year the Group purchased $164 million shares on-market to neutralise the capital impact of shares issued under the dividend reinvestment plan and various employee share plans.  It is intended to repeat this capital neutralisation strategy in the September 2007 half.

In addition, the Group successfully completed a $500 million on-market share buy-back during the March 2007 half and extended the buy-back by $700 million.  Overall, 16.3 million shares were bought back by 31 March 2007 at an average price of $40.18, resulting in a reduction in ordinary equity of $654 million.  The remaining $546 million is expected to be bought back in the September 2007 half.

During the March 2007 half, APRA closed the remaining remedial actions associated with the foreign exchange options trading issue.  Therefore, APRA approved the return to the use of the internal method to calculate the market risk component of risk-weighted assets from 1 January 2007.

The conversion of ExCaps into ordinary shares during the March 2007 half, increased the ACE and Tier 1 ratios by $658 million.  This brought the total ExCaps conversions at 31 March 2007 to $1,255 million.

Other Matters

Change to credit rating

During the March 2007 half the Group’s long term credit rating was raised by Standard & Poor’s to ‘AA’ from ‘AA-’ with short-term ratings affirmed at ‘A-1+’.

Statement of position regarding Office of Fair Trading (OFT) investigation

In the United Kingdom the OFT intends to conduct an enquiry into the pricing of current accounts. The timescales for this investigation are currently uncertain and there is a possibility that it may result in wider consumer claims being received by the United Kingdom banking industry as a whole.

New York Stock Exchange delisting and US Securities and Exchange Commission deregistration

On 10 May 2007, the Group notified the New York Stock Exchange (NYSE) of its intention to withdraw the listing of its American Depositary Shares, evidenced by American Depositary Receipts, and the underlying ordinary shares from the NYSE.

This is another step in the Group’s simplification programme and continues the Group’s review of foreign listings and follows the delisting from the London Stock Exchange and Tokyo Stock Exchange during the 2006 calendar year, as well as reducing administrative burdens and costs.

On 5 April 2007, the US Securities and Exchange Commission (SEC) published final rules that will make it easier for foreign companies, such as the National, to terminate their SEC registration.  These rules will become effective on 4 June 2007.  The Group proposes to deregister from the SEC once those rules become effective.

Conversion of Exchangeable Capital Units

Following the 10-year anniversary of the issue of the ExCaps, the Group announced a final redemption date of 26 March 2007.  ExCaps converted by unitholders have been or will be redeemed through the issue of ordinary shares throughout the 10-year period.  Any unconverted units were redeemed with cash by the Group at a rate of US$25.4648, being capital of US$25 plus interest.

Australian Stock Exchange Corporate Governance Council Principles of Good Corporate Governance and Best Practice Recommendations

Consistent with recommendations 4.1 and 7.2 of the ASX Principles of Good Corporate Governance and Best Practice Recommendations, the Group Chief Executive Officer and the Group Chief Financial Officer, have provided the Board with a written statement that the accompanying Financial Report for the period ended 31 March 2007 represents a true and fair view, in all material respects, of the Company’s financial condition and operational results as at 31 March 2007 and its financial performance for the half year ended 31 March 2007. The statement also confirms that the Financial Report has been prepared in accordance with relevant accounting standards and the Corporations Act 2001 (Cth), and is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required by section 307C of the Corporations Act 2001 (Cth) is set out on the following page and forms part of this report.

Directors’ signatures

Signed in accordance with a resolution of the directors:

Michael A Chaney	John M Stewart

Chairman	Group Chief Executive Officer

10 May 2007

•	Ernst & Young Building	•	Tel 61 3 9288 8000
	8 Exhibition Street		Fax 61 3 8650 7777
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Auditor’s Independence Declaration to the Directors of National Australia Bank Limited

In relation to our review of the half year financial report of National Australia Bank Limited for the half year ended 31 March 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

SJ Aldersley

Partner

Melbourne

10 May 2007

Liability limited by a scheme approved under
Professional Standards Legislation.

CONSOLIDATED INCOME STATEMENT

		Half Year to
		Mar 07	Sep 06	Mar 06
	Note	$m	$m	$m
Interest income		14,590	13,362	12,191
Interest expense		(9,807)	(8,868)	(7,999)
Net interest income		4,783	4,494	4,192

Premium and related revenue		383	427	460
Investment revenue		4,883	1,399	4,976
Claims expense		(234)	(303)	(262)
Change in policy liabilities		(3,530)	(565)	(3,891)
Policy acquisition and maintenance expense		(392)	(401)	(390)
Investment management expense		(10)	(14)	(19)
Net life insurance income		1,100	543	874

Gains less losses on financial instruments at fair value	3	257	268	203
Other operating income	3	1,925	2,273	2,146
Net profit from the sale of controlled entities		—	196	—
Significant revenue
Pensions revenue/(expenses)	3	—	(14)	333
Net profit from the sale of National Europe Holdings (Ireland) Limited		—	15	—
Total other income		2,182	2,738	2,682

Personnel expenses	4	(2,115)	(1,949)	(1,920)
Occupancy-related expenses	4	(253)	(261)	(262)
General expenses	4	(1,275)	(1,485)	(1,702)
Charge to provide for doubtful debts	9	(390)	(336)	(270)
Net loss from the sale of controlled entities		—	(63)	—
Total operating expenses		(4,033)	(4,094)	(4,154)

Profit before income tax expense		4,032	3,681	3,594
Income tax expense	5	(1,231)	(793)	(1,341)
Net profit		2,801	2,888	2,253
Net profit attributable to minority interest		(665)	(490)	(259)
Net profit attributable to members of the Company		2,136	2,398	1,994

	cents	cents	cents
Basic earnings per share (cents)	125.2	143.5	118.8
Diluted earnings per share (cents)	124.6	140.4	118.4

CONSOLIDATED BALANCE SHEET

		As at
		31 Mar 07	30 Sep 06	31 Mar 06
	Note	$m	$m	$m
Assets
Cash and liquid assets		13,761	12,768	10,903
Due from other banks		20,608	24,372	21,880
Trading derivatives		15,615	13,384	16,188
Trading securities		12,826	13,740	11,440
Investments - available for sale		2,134	1,493	3,080
Investments - held to maturity		1,910	1,388	1,705
Investments relating to life insurance business		59,056	54,784	54,073
Other financial assets at fair value		23,103	22,123	19,387
Hedging derivatives		728	480	166
Loans and advances	8	298,226	283,777	266,442
Due from customers on acceptances	8	45,952	41,726	37,266
Property, plant and equipment		1,888	1,877	3,794
Investments in joint venture entities		—	—	15
Goodwill and other intangible assets		5,268	5,203	5,429
Deferred tax assets		1,433	1,631	1,667
Other assets		6,327	6,039	5,778
Total assets		508,835	484,785	459,213
Liabilities
Due to other banks		38,262	37,489	38,964
Trading derivatives		15,125	12,008	14,246
Other financial liabilities at fair value		21,566	17,680	16,891
Hedging derivatives		468	333	587
Deposits and other borrowings	11	222,456	222,277	206,607
Liability on acceptances		35,678	32,114	31,794
Life policy liabilities		50,380	46,475	46,346
Current tax liabilities		572	532	209
Provisions		1,291	1,618	1,612
Bonds, notes and subordinated debt		70,738	65,006	55,722
Other debt issues		971	2,274	1,681
Defined benefit pension scheme liabilities		39	313	571
Managed fund units on issue		7,875	7,249	6,111
Deferred tax liabilities		1,701	1,490	1,574
Other liabilities		12,146	9,955	10,236
Total liabilities		479,268	456,813	433,151
Net assets		29,567	27,972	26,062
Equity
Contributed equity	12	12,916	12,279	11,897
Reserves	12	1,061	1,064	714
Retained profits	12	15,259	14,461	13,451
Total equity (parent entity interest)		29,236	27,804	26,062
Minority interest in controlled entities		331	168	—
Total equity		29,567	27,972	26,062

CONSOLIDATED RECOGNISED INCOME AND EXPENSE STATEMENT

		Half Year to
		31 Mar 07	30 Sep 06	31 Mar 06
	Note	$m	$m	$m
Actuarial gains and losses from defined benefit pension plans	12	271	151	56
Cash flow hedges
Gains/(losses) taken to equity	12	62	62	15
Transferred to income statement	12	5	25	(23)
Revaluation of land and buildings	12	—	11	—
Exchange differences on translation of foreign operations	12	(258)	67	290
Income tax on items taken directly to or transferred directly from equity		(109)	(73)	1
Net income recognised directly in equity		(29)	243	339
Net profit		2,801	2,888	2,253
Total net income recognised		2,772	3,131	2,592

Attributable to:
Members of the parent		2,107	2,641	2,333
Minority interest		665	490	259
Total net income recognised		2,772	3,131	2,592

Effect of change in accounting policy (1)
Net decrease in retained profits		—	—	(893)
Net decrease in reserves		—	—	(420)
Effect of change in accounting policy		—	—	(1,313)

(1)  This represents the impact of the initial adoption of AASB 132 “Financial Instruments: Disclosure and Presentation”, AASB 139 “Financial Instruments: Recognition and Measurement” and AASB 4 “Insurance Contracts” at 1 October 2005.

CONSOLIDATED CASH FLOW STATEMENT

		Mar 07	Sep 06	Mar 06
For the half year ended	Note	$m	$m	$m
Cash flows from operating activities

Interest received		14,713	13,016	11,485
Interest paid		(9,752)	(7,939)	(7,293)
Dividends received		6	16	—
Life insurance
Premiums received		3,875	4,075	3,794
Investment and other revenue received		2,015	1,101	747
Policy payments		(3,325)	(3,792)	(3,516)
Fees and commissions paid		(216)	(206)	(190)
Net trading revenue received/(paid)		(1,020)	(355)	2,100
Other operating income received		2,421	3,340	2,200
Cash payments to employees and suppliers
Personnel expenses paid		(2,106)	(1,846)	(1,970)
Other operating expenses paid		(1,865)	(2,315)	(1,820)
Goods and services tax paid		30	(76)	(25)
Cash payments for income taxes		(542)	(1,114)	(826)
Cash flows from operating activities before changes in operating assets and liabilities		4,234	3,905	4,686
Changes in operating assets and liabilities arising from cash flow movements

Net placement of deposits with and withdrawal of deposits from supervisory central banks that are not part of cash equivalents		33	(60)	59
Net payments for and receipts from transactions in acceptances		(663)	(4,140)	869
Net funds advanced to and receipts from customers for loans and advances		(16,413)	(16,779)	(13,358)
Net acceptance from and repayment of deposits and other borrowings		2,665	14,769	(140)
Net movement in life insurance business investments		(4,272)	(1,481)	(10)
Net movement in other life insurance assets and liabilities		(538)	204	(610)
Net payments for and receipts from transactions in treasury bills and other eligible bills held for trading and not part of cash equivalents		161	(223)	—
Net payments for and receipts from transactions in trading securities		1,053	(2,507)	(1,296)
Net payments for and receipts from trading derivatives		2,194	1,171	(2,678)
Net funds advanced to and receipts from other financial assets at fair value		(1,411)	(2,500)	(138)
Net funds advanced to and receipts from other financial liabilities at fair value		4,039	3,037	3,892
Net decrease/(increase) in other assets		924	867	(420)
Net (decrease)/increase in other liabilities		2,091	(209)	2,849
Net cash provided by/(used in) operating activities	13(a)	(5,903)	(3,946)	(6,295)

		Mar 07	Sep 06	Mar 06
For the half year ended	Note	$m	$m	$m
Cash flows from investing activities

Movement in investments - available for sale
Purchases		(9,733)	(8,985)	(9,719)
Proceeds from disposal		22	245	1,109
Proceeds on maturity		9,323	10,287	9,590
Movement in investments - held to maturity
Purchases		(8,651)	(13,809)	(3,047)
Proceeds on maturity and disposal		8,214	13,092	4,626
Proceeds from sale of controlled entities, net of cash disposed and costs to sell	13(e)	—	1,018	2
Purchase of property, plant, equipment and software		(333)	(547)	(753)
Proceeds from sale of property, plant, equipment and software, net of costs		46	398	357
Net cash used in investing activities		(1,112)	1,699	2,165
Cash flows from financing activities

Repayments of bonds, notes and subordinated debt		(8,118)	(6,479)	(1,858)
Proceeds from issue of bonds, notes and subordinated debt, net of costs		13,915	13,953	14,575
Proceeds from issue of ordinary shares, net of costs		30	17	25
Net proceeds from issue of National Capital Instruments, net of costs		—	1,076	—
Payments for buy back of ordinary shares		(654)	—	—
Dividends and distributions paid		(1,431)	(1,153)	(1,402)
Net cash provided by financing activities		3,742	7,414	11,340
Net increase/(decrease) in cash and cash equivalents		(3,273)	5,167	7,210
Cash and cash equivalents at beginning of period		(306)	(5,594)	(12,459)
Effects of exchange rate changes on balance of cash held in foreign currencies		261	121	(345)
Cash and cash equivalents at end of period	13(b)	(3,318)	(306)	(5,594)

1. PRINCIPAL ACCOUNTING POLICIES

This report is a general purpose financial report for the interim half year reporting period ended 31 March 2007 which has been prepared in accordance with the ASX listing rules, the Corporations Act 2001 (Cth) and AASB 134, Interim Financial Reporting.

This interim financial report does not contain all disclosures of the type normally found within a full annual financial report and therefore cannot be expected to provide as full an understanding of the financial position and financial performance of the Group as that given by the annual financial report. As a result, this report should be read in conjunction with the annual financial report for the year ended 30 September 2006.

This interim financial report complies with current Australian Accounting Standards, which consist of Australian equivalents to International Financial Reporting Standards (AIFRS) as it relates to interim financial reports. It has been prepared on a basis of accounting policies consistent with those applied in the 30 September 2006 annual financial report.

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosed amount of contingent liabilities. Assumptions made at each balance sheet date are based on best estimates at that date. Although the Group has internal control systems in place to ensure that such estimates are reliably measured, actual amounts may differ from those estimated. It is not anticipated that such differences would be material.

The financial statements have been prepared under the historical cost convention, as modified by the application of fair value measurements required by the relevant accounting standards.

Currency of presentation

All amounts are expressed in Australian dollars unless otherwise stated.

2. SEGMENT INFORMATION

For the purposes of segment information, a business/primary operating segment is defined as a component of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in assessing performance. The Group results are based on the business segments as reviewed separately by the chief operating decision maker, the Group Chief Executive Officer, as well as other members of senior management.

The Group’s business is organised into four operating segments, which are managed along regional lines: Australia Region, United Kingdom Region and New Zealand Region, which include banking and wealth management products; as well as nabCapital (which is managed globally).  nabCapital is a global division with it’s key lines of business comprising Institutional Banking, Corporate Finance, Global Markets and Structuring and Investments. The Group’s ‘Other’ business segment includes Corporate Centre, Group Funding, and other unallocated items which are not considered to be separate reportable operating segments.

Revenues, expenses and tax directly associated with each business segment are included in determining their result.  Transactions between business segments are based on agreed recharges between segments operating within the same country and are at arm’s length between segments operating in different countries.

Business Segments

						Inter-
	Australia	UK	NZ			segment	Total
	Region	Region	Region	nabCapital	Other	eliminations	Group
Half year ended 31 March 2007	$m	$m	$m	$m	$m	$m	$m
Segment Revenue (1)	9,219	1,504	656	854	56	(58)	12,231
Segment Result	1,376	332	220	343	(135)	—	2,136

Half year ended 30 September 2006	$m	$m	$m	$m	$m	$m	$m
Segment Revenue (1)	5,665	1,518	649	735	576	(85)	9,058
Segment Result	1,322	374	222	299	181	—	2,398

Half year ended 31 March 2006	$m	$m	$m	$m	$m	$m	$m
Segment Revenue (1)	9,244	1,814	651	774	(86)	(87)	12,310
Segment Result	1,193	494	167	319	(179)	—	1,994

(1) Includes net interest income, total other income, premium and related revenue and investment revenue from net life insurance income.

3. INCOME

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Gains less losses on financial instruments at fair value
Trading securities	(7)	10	46
Trading derivatives
Trading purposes	120	147	181
Risk management purposes (1) (2)	109	20	(14)
Assets, liabilities and derivatives designated in hedge relationships (2)	76	88	(31)
Assets and liabilities designated at fair value (2)	(41)	1	28
Other	—	2	(7)
	257	268	203

Other operating income
Dividend revenue	6	15	1
Profit on sale of property, plant and equipment and other assets	4	28	5
Loan fees from banking	440	434	399
Money transfer fees	294	284	280
Foreign exchange income/(expense)	7	5	19
Fees and commissions	785	697	795
Fleet management fees	9	63	85
Rentals received on leased vehicle assets	77	276	378
Investment management fees	234	259	179
Revaluation gains/(losses) on exchangeable capital units	(76)	31	(153)
Other income	145	181	158
	1,925	2,273	2,146

Significant pensions revenue
Current service cost	—	(45)	(66)
Interest cost	—	(113)	(118)
Expected return on assets	—	144	130
Past service gain	—	—	387
Significant pensions revenue (3)	—	(14)	333

(1)  These trading derivatives are used to match asset and liabilities designated at fair value.

(2)  The sum of these three line items represents the net fair value movement of assets and liabilities designated at fair value and the derivatives matched against these assets and liabilities plus the impact of hedge ineffectiveness of designated hedging relationships.

(3)  Significant pensions revenue consists of the items identified above. The Group regards the current service cost, interest cost and expected return on assets as ongoing operating expenses by nature. The past service gain is considered to be of a non-recurring nature.

4. OPERATING EXPENSES

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Personnel expenses
Salaries and related on costs	1,668	1,526	1,560
Equity-based compensation	122	81	62
Superannuation (1)	103	93	77
Other	222	249	221
	2,115	1,949	1,920

Occupancy-related expenses
Operating lease rental expense	172	174	171
Other expenses	81	87	91
	253	261	262

General expenses
Advertising and marketing	106	118	103
Charge to provide for operational risk event losses (2)	19	30	90
Communications, postage and stationery	182	177	179
Depreciation and amortisation	222	235	199
Depreciation on leased vehicle assets (3)	27	60	279
Fees and commission expense	93	104	93
Computer equipment and software	118	118	123
Operating lease rental expense	32	44	45
Professional fees	183	227	200
Travel	42	43	39
Freight and cartage	42	42	38
Insurance	14	11	18
Data communication and processing charges	44	42	51
Impairment of goodwill	—	(5)	5
Other	151	239	240
	1,275	1,485	1,702

Total	3,643	3,695	3,884

(1)  Superannuation expenses for the half year to 31 March 2007 includes defined benefit pension costs. These costs for the half years to 31 March 2006 and 30 September 2006 have been treated as significant items and are disclosed in note 3.

(2)  Operational risk event losses in the March 2006 half year includes $53m in costs relating to fee refunds for Choice package, BAD tax and fixed rate interest only loans.

(3)  Depreciation on leased vehicle assets owned by the Group’s Custom Fleet business ceased from 1 April 2006 following the business being designated as held for sale.  The Custom Fleet business was subsequently sold on 31 July 2006.  Depreciation on leased vehicle assets owned by the Group’s Commercial Fleet business ceased on 1 October 2006 following the business being designated as held for sale.

5. INCOME TAX EXPENSE

	Half Year to
	Mar 07	Sep 06	Mar 06
Group	$m	$m	$m
Profit before income tax expense
Australia	2,991	2,607	2,295
Overseas	1,041	1,074	1,299
Deduct profit before income tax expense attributable to the life insurance statutory funds and their controlled trusts	(1,208)	(561)	(976)
Total profit excluding that attributable to the statutory funds of the life insurance business, before income tax expense	2,824	3,120	2,618
Prima facie income tax at 30%	847	936	785
Add/(deduct): Tax effect of amounts not deductible/(assessable)
Dividend income adjustments	(2)	(3)	(9)
Non-allowable impairment loss on goodwill	—	(2)	2
Assessable foreign income	5	—	2
Non-allowable depreciation on buildings	3	3	3
Deferred tax assets not recognised/(recognised)	—	4	(1)
Under/(over) provision in prior years	(13)	(9)	1
Foreign tax rate differences	20	18	16
Non-assessable branch income	(26)	(19)	(27)
Profit on sale of controlled entities	—	(19)	—
Elimination of treasury shares	20	9	21
Non-allowable expenses - exchangeable capital units	30	—	27
Interest expense on exchangeable capital units	2	8	12
Other	(42)	(31)	(14)
Total income tax expense on profit excluding that attributable to the statutory funds of the life insurance business	844	895	818
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business	387	(102)	523
Total income tax expense	1,231	793	1,341
Effective tax rate, excluding statutory funds attributable to the life insurance business	29.9%	28.7%	31.2%

6. DIVIDENDS AND DISTRIBUTIONS

Conduit
		Franked	foreign
	Amount	amount	income
	per	per	per	Total
	share	share	share	amount
Dividends on ordinary shares	cents	%	%	$m
Interim dividend declared in respect of the six months ended 31 March 2007	87	90	10	1,419

The record date for determining entitlements to the 2007 interim dividend is 7 June 2007.

The interim dividend has been declared by the directors of the Company and is payable on 12 July 2007.

Final dividend paid in respect of the year ended 30 September 2006	84	90	10	1,370
Interim dividend paid in respect of the six months ended 31 March 2006	83	80	20	1,334
Total dividends paid or payable in respect of the year ended 30 September 2006	167			2,704

	31 Mar 07		30 Sep 06		31 Mar 06
	Amount		Amount		Amount
	per	Total	per	Total	per	Total
	security	amount	security	amount	security	amount
Distributions on other equity instruments	$	$m	$	$m	$	$m
National Income Securities
Distributions for the six months ended	3.80	76	3.50	70	3.45	69
Trust Preferred Securities
Distributions for the six months ended	65.00	26	65.00	26	75.00	30
Trust Preferred Securities II
Distributions for the six months ended	33.75	27	38.75	31	35.00	28
National Capital Instruments
Distributions for the six months ended	1,000.00	8	—	—	—	—
Total distributions		137		127		127

Dividend and distribution plans

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) cash or cash equivalents; and

b) direct credit.

Dividend plans in operation are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in British Pounds Sterling or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend plans is 7 June 2007, 5pm (Melbourne time).

7. NET TANGIBLE ASSETS

	As at
	31 Mar 07	30 Sep 06	31 Mar 06

Net tangible assets per ordinary share ($)	12.03	11.35	10.41

8. LOANS, ADVANCES & ACCEPTANCES

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Gross loans & advances at amortised cost (1)	302,718	288,189	270,756
Unearned income and deferred fee income	(2,380)	(2,391)	(2,315)
Provision for doubtful debts	(2,112)	(2,021)	(1,999)
Net loans & advances	298,226	283,777	266,442
Securitised loans (2)	6,551	4,771	2,110

(1)  Excludes loans accounted for at fair value which are included within ‘Other financial assets at fair value’ on the balance sheet. These amounts are included in the analysis below.

(2)  Securitised loans are included within the balance of Net loans & advances.

			New	United		Total
By product &	Australia	Europe	Zealand	States	Asia	Group
geographic location	$m	$m	$m	$m	$m	$m
As at 31 March 2007
Housing lending	134,237	24,785	19,273	—	665	178,960
Term lending	42,983	32,329	16,817	1,824	1,124	95,077
Overdrafts	5,852	8,483	1,766	—	2	16,103
Leasing	11,744	5,598	—	—	8	17,350
Credit cards	4,861	1,408	1,097	—	—	7,366
Other	4,320	1,066	84	—	46	5,516
Fair value adjustment	—	156	22	—	—	178
Gross loans & advances	203,997	73,825	39,059	1,824	1,845	320,550
Acceptances	45,939	13	—	—	—	45,952
Total gross loans, advances & acceptances	249,936	73,838	39,059	1,824	1,845	366,502
Gross loans & advances
Loans at amortised cost	203,997	67,839	27,213	1,824	1,845	302,718
Loans at fair value	—	5,986	11,846	—	—	17,832
Gross loans & advances	203,997	73,825	39,059	1,824	1,845	320,550

			New	United		Total
By product &	Australia	Europe	Zealand	States	Asia	Group
geographic location	$m	$m	$m	$m	$m	$m
As at 30 September 2006
Housing lending	129,423	23,976	17,818	—	545	171,762
Term lending	39,232	29,696	16,376	1,815	1,358	88,477
Overdrafts	5,517	8,472	1,481	—	—	15,470
Leasing	11,184	5,747	10	—	12	16,953
Credit cards	4,647	1,539	1,135	—	—	7,321
Other	3,874	702	92	—	31	4,699
Fair value adjustment	—	227	54	—	—	281
Gross loans & advances	193,877	70,359	36,966	1,815	1,946	304,963
Acceptances	41,714	12	—	—	—	41,726
Total gross loans, advances & acceptances	235,591	70,371	36,966	1,815	1,946	346,689

Gross loans & advances
Loans at amortised cost	193,877	64,994	25,557	1,815	1,946	288,189
Loans at fair value	—	5,365	11,409	—	—	16,774
Gross loans & advances	193,877	70,359	36,966	1,815	1,946	304,963

As at 31 March 2006
Housing lending	123,860	20,891	16,431	—	502	161,684
Term lending	36,036	26,042	15,049	2,497	1,039	80,663
Overdrafts	5,580	7,133	1,463	—	—	14,176
Leasing	10,647	6,204	22	—	15	16,888
Credit cards	4,434	1,513	1,047	—	—	6,994
Other	3,891	453	73	—	32	4,449
Fair value adjustment	—	223	75	—	—	298
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152
Acceptances	37,251	15	—	—	—	37,266
Total gross loans, advances & acceptances	221,699	62,474	34,160	2,497	1,588	322,418
Gross loans & advances
Loans at amortised cost	184,448	57,702	24,521	2,497	1,588	270,756
Loans at fair value	—	4,757	9,639	—	—	14,396
Gross loans & advances	184,448	62,459	34,160	2,497	1,588	285,152

	Increase / (Decrease) from 30 Sep 06
			New	United
Movement from 30 September 2006	Australia	Europe	Zealand	States	Asia	Total
excluding foreign exchange	%	%	%	%	%	%

Housing	3.7	6.5	6.9	—	31.7	4.5
Term lending	9.6	11.9	1.3	8.5	(10.7)	8.4
Overdrafts	6.1	3.2	17.8	—	—	5.7
Leasing	5.0	0.4	large	—	(27.3)	3.4
Credit cards	4.6	(5.8)	(4.4)	—	—	1.1
Other	11.5	56.5	(8.7)	—	43.8	17.8
Total gross loans and advances	5.2	8.1	4.4	8.5	2.2	5.8

	Increase / (Decrease) from 31 Mar 06
			New	United
Movement from 31 March 2006	Australia	Europe	Zealand	States	Asia	Total
excluding foreign exchange	%	%	%	%	%	%

Housing	8.4	19.0	13.3	—	49.4	10.4
Term lending	19.3	24.1	7.5	(17.6)	22.0	17.6
Overdrafts	4.9	19.3	16.6	—	—	13.4
Leasing	10.3	(9.5)	large	—	(38.5)	2.9
Credit cards	9.6	(6.6)	1.2	—	—	4.8
Other	11.0	large	10.5	—	43.8	24.0
Total gross loans and advances	10.6	18.6	10.4	(17.6)	30.8	12.2

9. DOUBTFUL DEBTS

	Half Year to
Total charge for doubtful debts	Mar 07	Sep 06	Mar 06
by geographic location (1)	$m	$m	$m
Australia	192	158	106
Europe	175	156	136
New Zealand	23	23	23
United States	1	—	7
Asia	(1)	(1)	(2)
Total charge to provide for doubtful debts	390	336	270

Movement in provisions for doubtful debts

	Half Year to Mar 07			Half Year to Sep 06
	Specific	Collective	Total	Specific	Collective	Total
	$m	$m	$m	$m	$m	$m
Opening balance	184	1,838	2,022	254	1,746	2,000
Transfer to/(from) specific/collective provision	285	(285)	—	267	(267)	—
Bad debts recovered	91	—	91	125	—	125
Bad debts written off	(367)	—	(367)	(452)	—	(452)
Charge to income statement	—	390	390	—	336	336
Disposal of controlled entities	—	—	—	(7)	(1)	(8)
Foreign currency translation and other adjustments	2	(25)	(23)	(3)	24	21
Total provisions for doubtful debts(1) (2)	195	1,918	2,113	184	1,838	2,022

	Half Year to Mar 07			Half Year to Mar 06
	Specific	Collective	Total	Specific	Collective	Total
	$m	$m	$m	$m	$m	$m
Opening balance	184	1,838	2,022	281	1,649	1,930
Transfer to/(from) specific/collective provision	285	(285)	—	203	(203)	—
Bad debts recovered	91	—	91	105	—	105
Bad debts written off	(367)	—	(367)	(330)	—	(330)
Charge to income statement	—	390	390	—	270	270
Foreign currency translation and other adjustments	2	(25)	(23)	(5)	30	25
Total provisions for doubtful debts (1) (2)	195	1,918	2,113	254	1,746	2,000

(1)       As at 31 March 2007 the amounts included within loans recorded at fair value and trading derivatives are $144 million (30 September 2006 year $134 million; 31 March 2006 $120 million).

(2)       Specific provision includes amounts for off balance sheet credit exposures, amounting to $1 million at 31 March 2007 (30 September 2006 $1 million, 31 March 2006 $1 million).

10. ASSET QUALITY

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Summary of impaired assets	$m	$m	$m
Gross impaired assets (1)	1,071	1,057	984
Less: Specific provisions - impaired assets	(195)	(184)	(254)

Net impaired assets	876	873	730

	As at 31 Mar 07		As at 30 Sep 06		As at 31 Mar 06
Total impaired assets	Gross	Net	Gross	Net	Gross	Net
by geographic location	$m	$m	$m	$m	$m	$m
Australia	784	633	836	699	774	578
Europe	211	179	169	141	143	110
New Zealand	75	64	51	33	66	42
United States	—	—	—	—	—	—
Asia	1	—	1	—	1	—

Total impaired assets	1,071	876	1,057	873	984	730

			New	United
	Australia	Europe	Zealand	States	Asia	Total
Movement in gross impaired assets	$m	$m	$m	$m	$m	$m
Balance at 30 September 2005	761	137	103	25	1	1,027
New	233	71	54	—	—	358
Written off	(76)	(9)	(32)	(26)	—	(143)
Returned to performing or repaid	(144)	(64)	(55)	—	—	(263)
Foreign currency translation adjustments	—	8	(4)	1	—	5
Balance at 31 March 2006	774	143	66	—	1	984
New	408	56	29	—	—	493
Written off	(109)	(33)	(14)	—	—	(156)
Returned to performing or repaid	(237)	(2)	(30)	—	—	(269)
Foreign currency translation adjustments	—	5	—	—	—	5
Balance at 30 September 2006	836	169	51	—	1	1,057
New	494	128	67	—	—	689
Written off	(53)	(11)	(19)	—	—	(83)
Returned to performing or repaid	(493)	(69)	(25)	—	—	(587)
Foreign currency translation adjustments	—	(6)	1	—	—	(5)

Gross impaired assets at 31 March 2007	784	211	75	—	1	1,071

(1)       Impaired assets consist of retail loans (excluding credit card loans and portfolio managed facilities) which are contractually past due 90 days with security insufficient to cover principal and arrears of interest revenue; non retail loans which are contractually past due 90 days and there is sufficient doubt about the ultimate collectibility of principal and interest; and impaired off-balance sheet credit exposures where current circumstances indicate that losses may be incurred. Unsecured portfolio managed facilities when they become 180 days past due, and loans where some concerns exist as to the ongoing ability of the borrowers to comply with the present loan repayment terms, are also classified as impaired assets.

	As at
Gross impaired assets to gross loans	31 Mar 07	30 Sep 06	31 Mar 06
& acceptances - by geographic location	%	%	%
Australia	0.31	0.35	0.35
Europe	0.29	0.24	0.23
New Zealand	0.19	0.14	0.19
Asia	0.05	0.05	0.06
Total gross impaired assets to gross loans & acceptances (1)	0.29	0.30	0.31

(1)       Includes loans at amortised cost plus those at fair value.

Group coverage ratios

Net impaired assets to total equity (2)	3.0	3.1	2.8
Net impaired assets to total equity plus collective provision (2) (3)	2.8	2.9	2.6
Specific provision to gross impaired assets	18.2	17.4	25.8
Total provision to gross impaired assets (3)	210.7	204.0	210.3
Total provision to gross loans and acceptances (3)	0.62	0.62	0.64
Collective provision to total risk-weighted assets (3)	0.62	0.62	0.60
Collective provision to credit risk-weighted assets (3)	0.63	0.65	0.63
Collective provision plus general reserve for credit losses to credit risk-weighted assets (3) (4) (5)	0.71	0.71	—

(2)       Total parent entity interest in equity.

(3)       Includes provision against both loans at amortised cost and at fair value.

(4)       From 1 July 2006, a General Reserve for Credit Losses has been established to align with APRA’s proposed benchmark of 0.5% of credit risk-weighted assets on a post-tax basis. As at 31 March 2007, an additional reserve of $192 million (30 September 2006 $135 million) was held for capital purposes only to meet APRA’s requirements. The General Reserve for Credit Losses has been appropriated from Retained Profits (refer Note 12 ‘Contributed Equity and Reserves’).

(5)       Includes general reserve for credit losses of $274 million before tax (30 September 2006 $193 million).

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Non impaired loans 90 days past due - by geographic location	$m	$m	$m
Australia	717	605	796
Europe	129	138	136
New Zealand	19	20	30
Asia	—	1	1

Total 90 day past due loans (6)	865	764	963

(6)       Non impaired loans 90 days past due includes gross portfolio-managed facilities past due 90 to 180 days.

11. DEPOSITS & OTHER BORROWINGS

	As at 31 Mar 07
			New	United
By product &	Australia	Europe	Zealand	States	Asia	Total
geographic location	$m	$m	$m	$m	$m	$m

Deposits not bearing interest	8,102	3,205	535	373	1	12,216
On-demand and short-term deposits	68,488	31,602	8,458	2,534	101	111,183
Certificates of deposit	5,946	10,726	2,501	442	—	19,615
Term deposits	36,554	13,322	14,747	1,094	5,012	70,729
Total deposits	119,090	58,855	26,241	4,443	5,114	213,743

Securities sold under agreements to repurchase	4,991	—	23	1,185	—	6,199
Borrowings	9,633	—	4,403	1,571	—	15,607
Fair value adjustment	—	(81)	(25)	—	—	(106)
Total deposits and other borrowings	133,714	58,774	30,642	7,199	5,114	235,443
Total deposits and other borrowings at cost	133,714	55,661	20,768	7,199	5,114	222,456
Total deposits at fair value (1)	—	3,113	9,874	—	—	12,987
Total deposits and other borrowings	133,714	58,774	30,642	7,199	5,114	235,443

(1)       On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 30 Sep 06
			New	United
By product &	Australia	Europe	Zealand	States	Asia	Total
geographic location	$m	$m	$m	$m	$m	$m

Deposits not bearing interest	7,555	3,701	476	402	2	12,136
On-demand and short-term deposits	63,278	29,936	7,375	1,165	340	102,094
Certificates of deposit	8,180	12,982	2,866	484	—	24,512
Term deposits	34,967	12,186	13,954	2,586	5,310	69,003
Total deposits	113,980	58,805	24,671	4,637	5,652	207,745

Securities sold under agreements to repurchase	3,629	968	—	729	—	5,326
Borrowings	13,101	—	4,544	2,147	—	19,792
Fair value adjustment	—	47	(11)	—	—	36
Total deposits and other borrowings	130,710	59,820	29,204	7,513	5,652	232,899
Total deposits and other borrowings at cost	130,710	58,807	19,595	7,513	5,652	222,277
Total deposits at fair value (1)	—	1,013	9,609	—	—	10,622
Total deposits and other borrowings	130,710	59,820	29,204	7,513	5,652	232,899

(1)       On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	As at 31 Mar 06
			New	United
By product &	Australia	Europe	Zealand	States	Asia	Total
geographic region	$m	$m	$m	$m	$m	$m

Deposits not bearing interest	6,650	3,331	466	700	2	11,149
On-demand and short-term deposits	57,962	24,552	7,188	2,368	578	92,648
Certificates of deposit	8,981	10,163	3,060	506	—	22,710
Term deposits	33,795	10,116	12,852	2,685	4,350	63,798
Total deposits	107,388	48,162	23,566	6,259	4,930	190,305

Securities sold under agreements to repurchase	3,168	2,346	—	824	—	6,338
Borrowings	10,779	—	3,442	5,408	—	19,629
Fair value adjustment	—	41	(7)	—	—	34
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306
Total deposits and other borrowings at cost	121,335	49,675	18,176	12,491	4,930	206,607
Total deposits at fair value (1)	—	874	8,825	—	—	9,699
Total deposits and other borrowings	121,335	50,549	27,001	12,491	4,930	216,306

(1)       On the balance sheet this amount is included within “Other financial liabilities at fair value”.

	Increase / (Decrease) from 30 Sep 06
			New	United
Movement from 30 September 2006	Australia	Europe	Zealand	States	Asia	Total
excluding foreign exchange	%	%	%	%	%	%
Deposits not bearing interest	7.2	(10.8)	11.2	—	(50.0)	1.8
On-demand and short-term deposits	8.2	8.8	13.3	large	(67.9)	9.9
Certificates of deposit	(27.3)	(14.9)	(13.8)	(1.6)	—	(18.7)
Term deposits	4.5	11.5	4.4	(54.3)	1.8	3.5
Total deposits	4.5	2.9	5.1	3.4	(2.4)	3.9

Securities sold under agreements to repurchase	37.5	large	—	75.3	—	18.2
Borrowings	(26.5)	—	(4.2)	(21.1)	—	(20.7)
Total deposits and other borrowings	2.3	1.2	3.7	3.4	(2.4)	2.1

	Increase / (Decrease) from 31 Mar 06
			New	United
Movement from 31 March 2006	Australia	Europe	Zealand	States	Asia	Total
excluding foreign exchange	%	%	%	%	%	%
Deposits not bearing interest	21.8	(3.5)	10.8	(39.9)	—	10.3
On-demand and short-term deposits	18.2	29.1	13.7	20.7	(80.3)	20.2
Certificates of deposit	(33.8)	5.9	(21.1)	(1.6)	—	(13.7)
Term deposits	8.2	30.8	10.7	(54.0)	30.0	11.3
Total deposits	10.9	22.3	7.5	(19.9)	17.1	12.6

Securities sold under agreements to repurchase	57.5	large	—	62.1	—	(0.6)
Borrowings	(10.6)	—	23.5	(67.2)	—	(18.4)
Total deposits and other borrowings	10.2	16.6	9.6	(35.0)	17.1	9.4

12. CONTRIBUTED EQUITY AND RESERVES

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Contributed equity	$m	$m	$m
Issued and paid-up share capital
Ordinary shares, fully paid	8,585	7,948	7,963
Other contributed equity
National Income Securities	1,945	1,945	1,945
Trust Preferred Securities	975	975	975
Trust Preferred Securities II	1,014	1,014	1,014
National Capital Instruments	397	397	—
	12,916	12,279	11,897

	Half Year to
	Mar 07	Sep 06	Mar 06
Movements in contributed equity	$m	$m	$m
Ordinary share capital
Balance at beginning of period	7,948	7,963	6,894
Shares issued
Dividend reinvestment plan (1)	—	99	99
Executive share option plan no. 2	30	16	25
Paying up of partly paid shares	—	1	—
Net gain/(loss) realised on treasury shares	8	2	4
Share buy back	(654)	—	—
Exchangeable capital units converted (2)	1,331	40	932
(Purchase)/sale and vesting of treasury shares	(80)	(176)	(19)
Current period equity based payments expense vested immediately	2	3	4
Transfer of vested equity based payments	—	—	24
Balance at end of period	8,585	7,948	7,963
National Income Securities
Balance at beginning of period	1,945	1,945	1,945
Movement during period	—	—	—
Balance at end of period	1,945	1,945	1,945
Trust Preferred Securities
Balance at beginning of period	975	975	975
Movement during period	—	—	—
Balance at end of period	975	975	975
Trust Preferred Securities II
Balance at beginning of period	1,014	1,014	1,014
Movement during period	—	—	—
Balance at end of period	1,014	1,014	1,014
National Capital Instruments
Balance at beginning of period	397	—	—
Movement during period	—	397	—
Balance at end of period	397	397	—

(1)       During the March 2007 half, dividend reinvestment plan shares were purchased on market for delivery to shareholders resulting in no issue of new shares.

(2)       During the March 2007 half, holders of 20,833,563 exchangeable capital units were converted into 33,935,306 ordinary shares as per the terms set out in the 2006 Annual Financial Report.

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Reserves	$m	$m	$m
General reserve	715	687	687
Asset revaluation reserve	95	100	96
Foreign currency translation reserve	(393)	(135)	(203)
Cash flow hedge reserve	96	52	(10)
Equity based payments reserve	358	227	144
General reserve for credit losses	192	135	—
Available for sale investments reserve	(2)	(2)	—
Total reserves	1,061	1,064	714

	Half Year to
	Mar 07	Sep 06	Mar 06
Movements in reserves	$m	$m	$m
General reserve
Balance at beginning of period	687	687	694
Transfer from/(to) retained profits	28	—	(7)
Balance at end of period	715	687	687
Asset revaluation reserve
Balance at beginning of period	100	96	97
Revaluation of land and buildings	—	11	—
Transfer to retained profits	(5)	(7)	(1)
Balance at end of period	95	100	96
Foreign currency translation reserve
Balance at beginning of period	(135)	(203)	(504)
Currency translation adjustments	(258)	67	290
Transfer from retained profits	—	(11)	11
Transfer to income statement on sale of controlled entities	—	12	—
Balance at end of period	(393)	(135)	(203)
Cash flow hedge reserve
Balance at beginning of period	52	(10)	(3)
Gains/(losses) on cash flow hedging instruments	62	62	15
Gains/(losses) transferred to the income statement	5	25	(23)
Tax on cash flow hedging instruments	(23)	(25)	1
Balance at end of period	96	52	(10)
Equity based payments reserve
Balance at beginning of period	227	144	110
Current period equity based payments expense not vested immediately	119	78	58
Tax on equity based payments	12	5	—
Transfer of vested amounts to ordinary share capital	—	—	(24)
Balance at end of period	358	227	144

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
General reserve for credit losses
Balance at beginning of period	135	—	—
Transfer from retained profits	57	135	—
Balance at end of period	192	135	—
Available for sale investments reserve
Balance at beginning of period	(2)	—	—
Net revaluation gains/(losses)	—	(2)	—
Balance at end of period	(2)	(2)	—

	Half Year to
	Mar 07	Sep 06	Mar 06
Reconciliation of Movement in Retained Profits	$m	$m	$m
Balance at beginning of period	14,461	13,451	12,788
Actuarial gains/(losses) on defined benefit plans	271	151	56
Income tax on items taken directly to or transferred directly from equity	(98)	(53)	—
Net profit attributable to members of the Company	2,136	2,398	1,994
Total available for appropriation	16,770	15,947	14,838
Transfer from/(to) general reserve	(28)	—	7
Transfer from asset revaluation reserve	5	7	1
Transfer to foreign currency translation reserve	—	11	(11)
Transfer to general reserve for credit losses	(57)	(135)	—
Dividends paid	(1,294)	(1,242)	(1,257)
Distributions on other equity instruments	(137)	(127)	(127)
Balance at end of period	15,259	14,461	13,451

13. NOTES TO THE CASH FLOW STATEMENT

(a)  Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Net profit attributable to members of the Company	2,136	2,398	1,994
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	110	(396)	(555)
Increase/(decrease) in interest payable	55	928	707
Increase/(decrease) in unearned income	12	50	(151)
Fair value movements
Assets, liabilities and derivatives held at fair value	(1,276)	(643)	1,866
Net adjustment to bid/offer valuation	—	(2)	7
Increase/(decrease) in personnel provisions	(129)	28	(115)
Increase/(decrease) in other operating provisions	(188)	(28)	(130)
Equity based payments recognised in equity or reserves	121	81	62
Superannuation costs - defined benefit pension plans	17	14	(333)
Impairment losses on non-financial assets	7	(7)	(2)
Charge to provide for doubtful debts	390	336	270
Depreciation and amortisation expense	249	295	478
Revaluation losses on exchangeable capital units	76	(31)	153
Movement in life insurance policyholder liabilities	4,782	1,422	4,450
Unrealised (gain)/loss on investments relating to life insurance business	(2,867)	(299)	(4,229)
Decrease/(increase) in other assets	64	84	(78)
Increase/(decrease) in other liabilities	(10)	157	(222)
Increase/(decrease) in income tax payable	362	(35)	144
Increase/(decrease) in deferred tax liabilities	244	(412)	283
Decrease/(increase) in deferred tax assets	83	127	87
Add/(deduct): Operating cash flows items not included in profit	(10,137)	(7,851)	(10,981)
Add/(deduct): Investing or financing cash flows included in profit
(Profit)/loss on sale of controlled entities, before income tax	—	(148)	(3)
(Profit)/loss on sale of property, plant, equipment and other assets	(4)	(14)	3
Net cash provided by/(used in) operating activities	(5,903)	(3,946)	(6,295)

(b)  Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash and liquid assets, due from other banks and due to other banks.

Cash and cash equivalents at the end of the year as shown in the statement of cash flows is reconciled to the related items on the balance sheet as follows:

Cash and cash equivalents

Assets
Cash and liquid assets (excluding money at short call)	13,761	12,768	10,903
Treasury and other eligible bills	660	167	651
Due from other banks (excluding mandatory deposits with supervisory central banks)	20,523	24,248	21,816
	34,944	37,183	33,370
Liabilities
Due to other banks	(38,262)	(37,489)	(38,964)
Total cash and cash equivalents	(3,318)	(306)	(5,594)

Cash comprises cash on hand and demand deposits.  Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(c)  Non-cash financing and investing activities

	Half Year to
	Mar 07	Sep 06	Mar 06
	$m	$m	$m
New share issues
Dividend reinvestment plan	—	99	99
Bonus share plan	53	55	52
Movement in assets under finance lease	13	22	—

(d)  Financing arrangements

The Group held no standby lines of credit or other financing arrangements for the 31 March 2007, 30 September 2006 and 31 March 2006 half years.

(e)  Sales of controlled entities

The following sales were made during the half years to 30 September 2006 and 31 March 2006 respectively:

•                  on 31 July 2006, the Group’s Custom Fleet business was sold for consideration of $571 million (the Group’s Custom Fleet business was included within the Australia Region, UK Region and New Zealand Region business segments);

•                  on 8 May 2006, the MLC Asia business was sold for cash consideration of $565 million (this business was included within the Australia Region business segment);

•                  on 31 January 2006, BNZ Investment Management Limited was sold for cash consideration of $8 million (this business was included within the New Zealand Region business segment);

The operating results of the controlled entities have been included in the Group’s consolidated income statement up to the date of sale.  Details of the sales were as follows:

	Mar 07	Sep 06	Mar 06
	$m	$m	$m
Cash consideration received (cash and receivables to be discharged in cash)	—	1,136	8
Net assets of controlled entities sold
Cash and liquid assets	—	54	6
Investments relating to life insurance business	—	822	—
Loans and advances	—	148	—
Property, plant and equipment	—	2,017	2
Other assets	—	272	22
Life policy liabilities	—	(583)	—
Provisions	—	(65)	—
Bonds, notes and subordinated debt	—	(43)	—
Other liabilities	—	(2,074)	(25)
Total net assets of controlled entities sold	—	548	5
Goodwill	—	344	—
Foreign currency translation reserve relating to controlled entities sold	—	12	—
Transaction costs on disposal of controlled entities sold (including provisions and warranties recognised)	—	84	—
Total costs on disposal of controlled entities sold	—	988	5
Profit/(loss) on sale of controlled entities before income tax	—	148	3

There were no material entities over which the Group gained control during the half year ended 31 March 2007.

The Group holds no material interests in associates or joint venture entities as at 31 March 2007.

14. CONTINGENT LIABILITIES & COMMITMENTS

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.  The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

There are contingent liabilities in respect of claims, potential claims and court proceedings against entities in the Group.  The aggregate of potential liability in respect thereof cannot be accurately assessed.

Exchangeable capital units capital raising

The Group announced in February 2004 and May 2005 that it had received amended assessments from the Australian Taxation Office (ATO) which seek to disallow interest deductions on exchangeable capital units (ExCaps) for the tax years 1997 to 2003 and deductions for certain issue costs for the years 1998 to 2001.  The ATO assessments are for $298 million of primary tax and interest and penalties of $254 million (after-tax), a total of $552 million (after-tax).  As previously advised, should the ATO also disallow issue costs claimed in 2002 and 2003, the further primary tax assessed would be approximately $2 million. Interest and penalties may also be imposed.

The Group also previously announced that the ATO was proposing to issue amended assessments to disallow deductions claimed for the payment of management fees associated with the ExCaps for years 1997 to 2003.  These assessments have now been received.  These additional ATO assessments are for $9 million of primary tax and interest and penalties of $7 million (after tax), a total of $16 million (after-tax)

In accordance with ATO practice on disputed assessments, the Group has paid 50% of the amounts owing under the amended assessments.  These payments have been recognised as an asset by the Group in its accounts, included within other assets, on the basis that the Group expects recovery of the amount paid to the ATO.  Interest may accrue on the unpaid disputed amounts.  The Group has not tax-effected interest paid on the ExCaps after 1 October 2003 whilst the tax treatment is in dispute.  As a result, an additional $2 million (2006 year: $20 million) has been recognised in determining income tax expense for the 2007 half year.

The Group disputes the amended assessments for the ExCaps and intends to pursue all necessary avenues of objection and appeal.  Objections against the amended assessments have been lodged but as yet have not been determined.  No provision has been raised for this matter. The Company continues to consider opportunities to resolve this matter.

New Zealand structured finance transactions

The New Zealand Inland Revenue Department (IRD) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, subsidiaries of the Group have received amended tax assessments for the 1998 to 2002 years from the IRD with respect to certain structured finance transactions.  The amended assessments are for income tax of approximately NZ$256 million.  Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The New Zealand Government introduced new legislation, effective 1 July 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Group’s subsidiaries that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to 30 June 2005, the maximum sum of primary tax, which the IRD might claim for all years is approximately NZ$416 million.

In addition, as at 31 March 2007, interest of NZ$164 million (net of tax) will be payable.

The Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect to these transactions.  The Group has obtained legal opinions that confirm that the transactions complied with New Zealand tax law.  The transactions are similar to transactions undertaken by other New Zealand banks.  The Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the financial statements for the half year ended 31 March 2007.

Wealth Management Reinsurance

The ATO is currently conducting a review of the reinsurance contract entered into by the Australian Wealth Management business in the 1998 tax year and amended in the 2000 tax year.   The ATO has issued two position papers on the matter which express the view that certain expenditure incurred under the reinsurance contract was not deductible under certain techincal provisions of the tax law.

The Group believes that the views expressed in the ATO position papers are not correct. Further the Group believes that its position in relation to the application of the tax law, applicable at that time, to this transaction is correct.

The primary tax in relation to the expenditure claimed is approximately $54 million.  Interest and penalties may be imposed should an amended assessment be issued.  An accurate assessment of any interest and penalties cannot be made at this time.  The ATO review is continuing and to date no amended assessment has been received.

No amount has been provided for in relation to this matter.

Directors’ declaration

The directors of National Australia Bank Limited declare that, in the directors’ opinion:

(a)          as at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b)         the financial statements and the notes thereto, as set out on pages 19 to 44, are in accordance with the Corporations Act 2001 (Cth), including:

(i)             section 304, which requires that the half-year financial report comply with the Accounting Standards made by the Australian Accounting Standards Board for the purposes of the Corporations Act 2001 (Cth) and any further requirements in the Corporations Regulations 2001 (Cth); and

(ii)          section 305, which requires that the financial statements and notes thereto give a true and fair view of the financial position of the Group as at 31 March 2007, and of the performance of the Group for the six months ended 31 March 2007.

Dated this 10th day of May, 2007 and signed in accordance with a resolution of the directors.

Michael A Chaney	John M Stewart
Chairman	Group Chief Executive Officer

•	Ernst & Young Building	•	Tel	61 3 9288 8000
	8 Exhibition Street		Fax	61 3 8650 7777
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

To the members of National Australia Bank Limited

Report on the Half Year Condensed Financial Report

We have reviewed the accompanying half year financial report of National Australia Bank Limited (the Company) and the entities it controlled during the half year period, which comprises the consolidated balance sheet as at 31 March 2007, and the consolidated income statement, consolidated recognised income and expense statement and consolidated cash flow statement for the half year ended on that date, other selected explanatory notes 1 to 14 and the directors’ declaration as set out on page 45.

Directors’ Responsibility for the Half Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 March 2007 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of the Company and the entities it controlled during the half year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.  We have given to the directors of the Company a written Auditor’s Independence Declaration, a copy of which is included in the Report of the Directors.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of the Company and the entities it controlled during the half year, is not in accordance with:

(a)           the Corporations Act 2001, including:

(i)                                     giving a true and fair view of the consolidated entity’s financial position as at 31 March 2007 and of its performance for the six months ended on that date; and

(ii)                                  complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)           other mandatory financial reporting requirements in Australia.

Ernst & Young

SJ Aldersley

Partner

Melbourne

10 May 2007

Liability limited by a scheme approved under

Professional Standards Legislation.

SUPPLEMENTARY INFORMATION - CAPITAL ADEQUACY

(This supplementary information has not been subject to review by our independent auditors)

Life Insurance and Funds Management Activities

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities is deducted from Tier 1 capital,  and the balance of the investment is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company.

		As at
		31 Mar 07	30 Sep 06	31 Mar 06
	Reconciliation to shareholder’s funds	$m	$m	$m
	Contributed equity	12,916	12,279	11,897
	Reserves	1,061	1,064	714
	Retained profits	15,259	14,461	13,451
	Minority interest	331	168	—
	Total equity per consolidated balance sheet	29,567	27,972	26,062
	Reversal of AIFRS effects at 31 March 2006 (1)	—	—	3,483
	National Capital Instruments, €400 million (2)	661	679	—
	Treasury shares	1,107	966	—
	Exchangeable capital units - embedded derivative and foreign exchange movements	—	572	—
	Eligible deferred fee income	207	186	—
	Adjusted total equity	31,542	30,375	29,545 (1)

	Estimated reinvestment under dividend reinvestment plan and bonus share plan	51	57	152
Less:	Banking goodwill	(553)	(553)	(522)
	Estimated final dividend	(1,420)	(1,367)	(1,331)
	Wealth Management goodwill and other intangibles	(3,905)	(3,921)	(2,448)
	Asset revaluation reserve	(94)	(100)	(33)
	Profit on sale arising from Wealth Management restructure (3)	451	494	494
	Deconsolidation of Wealth Management profits (net of dividends)	(104)	(110)	(1,365)
	DTA (excluding DTA on the collective provision for doubtful debts) (4)	(114)	(199)	—
	Non qualifying minority interest	(331)	(168)	—
	Capitalised expenses (5)	(51)	(69)	(181)
	Capitalised software (excluding Wealth Management)	(759)	(687)	—
	Defined benefit pension surplus	(199)	(161)	—
	General reserve for credit losses	(192)	(135)	—
	Cash flow hedge reserve	(96)	(52)	—
	Tier 1 capital	24,226	23,404	24,311

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
	$m	$m	$m
Collective provision for doubtful debts (6)	1,443	1,389	1,600
General reserve for credit losses (7)	192	135	—
Total collective provision for doubtful debts	1,635	1,524	1,600
Asset revaluation reserve	42	45	33
Perpetual floating rate notes	310	334	350
Dated subordinated debts	9,713	9,786	8,378
Exchangeable capital units	—	665	686
Notional revaluation of investment securities to market	—	—	—
Tier 2 capital	11,700	12,354	11,047
Other deductions(8)	(1,194)	(1,351)	(2,967)

Total regulatory capital	34,732	34,407	32,391

Risk-weighted assets - credit risk	327,027	304,771	288,350
Risk-weighted assets - market risk (9)	3,430	13,552	13,474
Total risk-weighted assets (9)	330,457	318,323	301,824
Risk adjusted capital ratios
Tier 1	7.33%	7.35%	8.05%
Tier 2	3.54%	3.88%	3.66%
Deductions	(0.36)%	(0.42)%	(0.98)%
Total capital	10.51%	10.81%	10.73%

(1)       APRA required regulatory capital to be calculated in accordance with AGAAP until 1 July 2006. As such, the effect to total equity of all material AIFRS adjustments to 31 March 2006 have been reversed for the purposes of calculating the Group’s capital position at 31 March 2006.

(2)       The €400 million National Capital Instruments issued on 29 September 2006 are classified as debt for accounting purposes but qualify as Tier 1 capital for regulatory capital purposes.

(3)       Relates to profit, arising in the banking group, from the sale of the life and insurance businesses of Bank of New Zealand and National Australia Group Europe to NAFiM subsidiaries on 1 January 2002. With effect from 31 December 2007, the National expects the regulatory capital treatment to change, and for the profit on sale to be excluded from Tier 1 capital.

(4)       APRA requires any excess deferred tax assets (DTA) (excluding DTA on the collective provision for doubtful debts) over deferred tax liabilities to be deducted from Tier 1 capital.

(5)       Comprises capitalised costs associated with debt raisings and securitisations. Loan origination fees are now netted against eligible deferred fee income.

(6)       Includes $144 million (pre-tax) provision for doubtful debts classified within loans recorded at fair value and trading derivatives at 31 March 2007.  (30 September 2006 $134 million ; 31 March 2006 $120 million)

(7)       In line with APRA’s requirements, a General Reserve for Credit Losses was established at 1 July 2006. This is an appropriation from retained earnings to non distributable reserves and qualifies as Tier 2 capital. The reserve is calculated on a basis which aligns the Group’s coverage ratios with the APRA benchmark of 0.5% (post-tax effect) of total risk-weighted credit risk assets.

(8)       Includes $1,075 million investment in non-consolidated controlled entities, net of intangible component deducted from Tier 1 capital (30 September 2006 $1,223 million ; 31 March 2006 $2,922 million).

(9)       Risk-weighted assets - market risk is calculated based on the Internal Method from 1 January 2007.

	As at
	31 Mar 07	30 Sep 06	31 Mar 06
Adjusted common equity ratio reconciliation	$m	$m	$m
Tier 1 capital	24,226	23,404	24,311
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Trust Preferred Securities	(975)	(975)	(975)
Trust Preferred Securities II	(1,014)	(1,014)	(1,014)
National Capital Instruments, A$	(397)	(397)	—
National Capital Instruments, €400 million	(661)	(679)	—
Other deductions	(1,194)	(1,351)	(2,967)
Adjusted common equity	18,040	17,043	17,410
Total risk-weighted assets	330,457	318,323	301,824
Adjusted common equity ratio	5.46%	5.35%	5.77%

Wealth Management capital adequacy position

The Group conservatively manages the capital adequacy and solvency position of its Wealth Management entities separately from that of the banking business by reference to regulatory and internal requirements. The principal National Wealth Management entities are separately regulated and need to meet APRA’s capital adequacy and solvency standards. In addition, internal Board policy ensures that capital is held in excess of minimum regulatory capital requirements in order to provide a conservative buffer. There are currently three entities within the Wealth Management group with credit ratings, National Wealth Management Holdings Limited which is rated AA- by Standard and Poors; and MLC Lifetime Company Limited and MLC Ltd, both of which have the same long-term credit rating as the National (AA).

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/ Brendan T Case
Date: 10 May 2007	Name:	Brendan T Case
	Title:	Company Secretary